SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: January 14, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's First Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended November 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

“James Sinclair”

Date:   January 14, 2011

James E. Sinclair

Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three Months Ended November 30, 2010 and 2009

Unaudited

Prepared by Management

South Surrey, B.C.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three Months Ended November 30, 2010 and 2009

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company's auditors.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

November 30, 2010 and August 31, 2010

		November 30 2010	August 31 2010
Assets

Current assets:
	Cash and cash equivalents	$10,724,878	$1,325,708
	Short term investment	52,500	40,425
	Accounts and other receivables	39,745	79,073
	Inventory	231,539	229,196
	Prepaid expenses	52,692	60,362
		11,101,354	1,734,764

Mineral properties and deferred exploration costs (note 3)		31,112,613	29,956,026

Equipment and leasehold improvements		1,200,269	1,092,770

		$43,414,236	$32,783,560

Liabilities and Shareholders' Equity

Current liabilities:
	Accounts payable and accrued liabilities	$429,715	$620,795
	Current portion of obligations under capital lease	-	-
		429,715	620,795

Convertible debt (note 5)		3,848,128	1,841,226

Shareholders' equity:
	Share capital (note 4)	83,565,663	72,855,310
	Share subscriptions received (note 4)	-	874,149
	Contributed surplus	664,719	476,205
	Deficit	(45,093,989)	(43,884,125)
		39,136,393	30,321,539

Nature of operations
Subsequent events (note 8 )

		$43,414,236	$32,783,560

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“James E. Sinclair”	Director	“Norman Betts”	Director

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian dollars)

Three months ended November 30, 2010 and 2009

	November 30 2010	November 30 2009
Expenses:
Amortization	$72,351	$28,574
Annual general meeting	1,230	483
Consulting and management fees	67,913	57,323
Directors' fees	109,354	116,753
Insurance	16,264	24,550
Memberships, courses and training	-	1,031
Office and administration	17,354	23,389
Office rentals	7,451	12,063
Press releases	1,780	421
Printing and mailing	-	-
Professional fees	193,936	93,995
Promotions and shareholder relations	823	600
Salaries and benefits	305,728	252,280
Stock-based compensation	73,451	37,632
Telephone and fax	8,285	5,678
Transfer agent and listing	60,685	59,783
Travel and accommodation	49,314	15,570
	985,919	730,125

Other expenses (earnings):
Foreign exchange	175,245	60,970
Interest, net	1,705	3,484
Interest accretion	44,002	-
Gain on short-term investments held for sale	(12,075)	-
Property investigation costs	8,757	9,538
Write-off of mineral properties and deferred exploration costs (note 3)	6,311	-
	223,945	73,992

Loss and comprehensive loss for the period	(1,209,864)	(804,117)

Deficit, beginning of period	(43,884,125)	(40,456,470)

Deficit, end of period	$(45,093,989)	$(41,260,587)

Basic and diluted loss per share	$(0.013)	$(0.009)

Weighted average number of shares outstanding	91,865,852	89,908,400

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Cash Flows (Expressed in Canadian dollars) Three months ended November 30, 2010 and 2009
	November 30 2010	November 30 2009
Cash provided by (used in):

Operations:
Loss for the year	$(1,209,864)	$(804,117)
Items not affecting cash:
Amortization	72,351	28,574
Stock-based compensation	87,978	37,632
Gain on short-term investments held for sale	(12,075)	-
Interest accretion	44,002	-
Non-cash directors' fees	98,882	85,555
Write-off of mineral properties and deferred exploration costs	6,311	-
	(912,415)	(652,356)
Changes in non-cash working capital:
Accounts receivable and other receivables	39,328	(49,055)
Inventory	(2,343)	8,932
Prepaid expenses	7,670	40,693
Accounts payable and accrued liabilities	(191,080)	(185,125)
	(1,058,840)	(836,911)
Investing:
Mineral properties and exploration expenditures, net (note 3)	(1,163,486)	(618,595)
Option payments received and recoveries	588	2,267
Equipment and leasehold improvement expenditures	(179,848)	(89,904)
	(1,342,746)	(706,232)

Financing:
Share capital issued - net of issuance costs	9,841,601	526,789
Issuance of convertible debt	2,033,304	-
Share subscriptions received	-	160,749
Repayment of obligations under capital lease	-	(12,113)
Repayment of subscription received	(74,149)	-
	11,800,756	675,425

Increase (decrease) in cash and cash equivalents	9,399,170	(867,717)

Cash and cash equivalents, beginning of period	1,325,708	1,165,746

Cash and cash equivalents, end of period	$10,724,878	$298,029

Supplementary information:
Mineral properties recoveries by way of marketable securities	$-	$73,750
Interest received, net	(1,705)	30
Shares capital issued for subscriptions previously received	800,000	473,211
Shares issued pursuant to RSU plan	68,752	-
Stock-based compensation capitalized to mineral properties	14,529	37,632

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to the Unaudited Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2010 and 2009

(Expressed in Canadian dollars)

1.

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) include the accounts of the Company and four subsidiaries have been prepared by management.  These statements have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as described in Note 2 in the Company's audited annual consolidated financial statements as at and for the year ended August 31, 2010.

Changes in Accounting Policies including Initial Adoption

Future Canadian accounting standards:

(i)

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will therefore adopt IFRS for its August 2012 year end.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  The impact of the new standards on the Company's financial statements is currently being evaluated by management.

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impact on the Company's financial statements has been done on a high level basis.

For mineral properties, Canadian GAAP requires acquisition costs to be capitalized and allows exploration costs to be expensed or capitalized.  IFRS allows for the same treatment but the exploration costs need to be classified as either tangible or intangible assets.

Under Canadian GAAP, fair value of stock options are allowed to be recognized under either graded or straight-line method.  IFRS requires that graded vesting be used with each instalment accounted for as a separate arrangement. Currently, the Company does not have any stock options but grants Restricted Stock Units (RSUs) which has similar features.  The impact of IFRS on RSUs needs to be further investigated by the Company.

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Mineral Properties and Deferred Exploration and Development Cost

For the Three Months Ended November 30, 2010 and Year Ended August 31, 2009

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulo (i)	Other (j)	Total
Balance August 31, 2008	$ 6,208,311	$ 4,116,047	$ 6,031,366	$ 2,762,264	$ 1,212,978	$ 673,612	$ 38,553	$ 476,974	$ 18,519	$ 2,821,719	$24,360,343
Exploration expenditures:
Camp, field supplies and travel	-	-	271,912	5,476	-	-	830	4,680	-	10,375	293,273
Exploration and field overhead	30,458	1,203	1,315,001	41,178	15,968	6,100	26,758	25,661	2,743	230,919	1,695,989
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	-	266,525	12,776	-	-	10,375	16,577	-	24,164	330,417
Property acquisition costs	29,833	-	24,866	-	47,213	14,675	-	1,692	-	354,008	472,287
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	1,421,843	-	-	-	-	-	-	-	1,421,843
Recoveries	(159,016)	(193,514)	(60,006)	-	-	(1,661)	-	-	(2,116)	-	(416,313)
	(98,725)	(192,311)	3,240,141	59,430	63,181	19,114	37,963	48,610	627	619,466	3,797,496
	6,109,586	3,923,736	9,271,507	2,821,694	1,276,159	692,726	76,516	525,584	19,146	3,441,185	28,157,839
Write-offs	-	-	-	-	(246,546)	-	-	(486,919)	-	(473,944)	(1,207,409)
Balance, August 31, 2009	$ 6,109,586	$ 3,923,736	$ 9,271,507	$ 2,821,694	$ 1,029,613	$ 692,726	$ 76,516	$ 38,665	$ 19,146	$ 2,967,241	$ 26,950,430
Exploration expenditures:
Camp, field supplies and travel	-	-	272,210	10,706	-	-	52	-	93	312	283,373
Exploration and field overhead	1,265	1,773	998,291	114,215	12,097	3,508	169,735	42,088	190,195	215,759	1,748,926
Geological consulting and field wages	-	-	8,526	-	-	-	-	-	-	-	8,526
Geophysical and geochemical	-	-	478,520	6,748	-	-	-	-	35	518	485,821
Property acquisition costs	27,343	-	24,110	-	55,421	14,851	-	-	-	243,796	365,521
Trenching and drilling	-	-	471,698	-	-	-	-	-	-	-	471,698
Recoveries	(192,260)	(83,395)	(35)	-	-	(32,042)	-	-	(40,073)	-	(347,805)
	(163,652)	(81,622)	2,253,320	131,669	67,518	(13,683)	169,787	42,088	150,250	460,385	3,016,060
	5,945,934	3,842,114	11,524,827	2,953,363	1,097,131	679,043	246,303	80,753	169,396	3,427,626	29,966,490
Write-offs	-	-	-	-	-	-	-	-	-	(10,464)	(10,464)
Balance, August 31, 2010	$ 5,945,934	$ 3,842,114	$ 11,524,827	$ 2,953,363	$ 1,097,131	$ 679,043	$ 246,303	$ 80,753	$ 169,396	$ 3,417,162	$ 29,956,026
Exploration expenditures:
Camp, field supplies and travel	-	-	89,118	2,232	-	-	-	-	-	-	91,350
Exploration and field overhead	749	1,102	523,973	12,491	2,201	1,697	16,236	-	5,414	69,389	633,252
Geological consulting and field wages	-	-	14,956	-	-	-	-	-	-	-	14,956
Geophysical and geochemical	-	-	41,492	-	11,923	-	-	-	-	-	53,415
Property acquisition costs	-	-	125,170	-	10,578	15,912	-	-	-	64,448	216,108
Trenching and drilling	-	-	154,405	-	-	-	-	-	-	-	154,405
Recoveries	-	-	-	-	-	(588)	-	-	-	-	(588)
	749	1,102	949,114	14,723	24,702	17,021	16,236	-	5,414	133,837	1,162,898
	5,946,683	3,843,216	12,473,941	2,968,086	1,121,833	696,064	262,539	80,753	174,810	3,550,999	31,118,924
Write-offs	-	-	-							(6,311)	(6,311)
Balance, November 30, 2010	$ 5,946,683	$ 3,843,216	$ 12,473,941	$ 2,968,086	$ 1,121,833	$ 696,064	$ 262,539	$ 80,753	$ 174,810	$ 3,544,688	$31,112,613

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to the Unaudited Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2010 and 2009

(Expressed in Canadian dollars)

3.	Mineral properties and deferred exploration costs (continued):
The Company assessed the carrying value of mineral properties and deferred exploration costs as at November 30, 2010 and recorded a write-down of $6,311.
	(a)	Itetemia Project:
As at November 30, 2010, two Itetemia the licenses are subject to an Option Agreement with Barrick Exploration Africa Ltd. (BEAL) (note 3(k)).

In January 2007, the Company concluded an Option and Royalty Agreement with Sloane Developments Ltd. (“Sloane”) over a portion of the Company's Itetemia Property.  Under the Option Agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in certain ltetemia prospecting licenses in the Lake Victoria greenstone belt of Tanzania. In December 2010, Sloane returned two Itetemia licences to the Company.

During the three month period ended November 30, 2010 the Company did not abandon any licences in the area and no write-off was taken in this area (2009 - nil).
	(b)	Luhala Project:

In January 2007, the Company concluded an Option Royalty Agreement with Sloane for its Luhala property.  Under the Option Agreement, the Company granted Sloane the right to earn a 100% beneficial interest in the Luhala Project.  In December 2009, Sloane returned seven Luhala licences to the Company.

During the three month period ended November 30, 2010 the Company did not abandon any licences in the area and no write-off was taken in this area (2009 - nil).
	(c)	Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses.  To maintain the options, the Company is required to make certain expenditures and fund all exploration costs of the properties.

During the three month period ended November 30, 2010 the Company did not abandon any licences in the area therefore no write off was taken for this property (2009 - nil).

The Company entered into a Purchase and Sale Agreement with Ashanti Goldfields (Cayman) Limited (Ashanti) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo property, from Ashanti.

The acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below.  The two tranches consist of:  (i) the issuance of 160,052 common shares which were issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement; and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company.  As at November 30, 2010, the issuance of 20,006 common shares remains outstanding.

	(d)	Lunguya:
During the three month period ended November 30, 2010 the Company did not abandon any licences in the area no write off was taken for this property (2009 - nil).

3.	Mineral properties and deferred exploration costs (continued):
(e)	Kanagele:
During the three month period ended November 30, 2010 the Company did not abandon any licences in the area therefore no write off was taken for this property (2009 - nil).
(f)	Tulawaka:
During the three month period ended November 30, 2010 the Company did not abandon any licences in the area therefore no write off was taken for this property (2009 - nil).
(g)	Ushirombo:
During the three month period ended November 30, 2010 the Company did not abandon any licences in the area and no write off was taken in this area (2009 - nil).
(h)	Mbogwe:
During the three month period ended November 30, 2010 the Company did not abandon licences in the area and no write off was taken for this property (2009 - nil).
(i)	Biharamulo:
During the three month period ended November 30, 2010 the Company did not abandon any licences in the area no write off was taken for this property (2009 - nil).
(j)	Other:
The Company has options to acquire interests in their other properties ranging from 51% to 100%.

During the three month period ended November 30, 2010 the Company did not abandoned any properties but wrote off $6,311 for fees paid on previously abandoned licenses to remain in  good standing with Tanzanian government until receipt of final abandonment approval. (2009 - nil).

(k)	Joint venture with BEAL:

BEAL had the option to acquire the total rights, titles, and interests of the Company in prospecting licences in various properties, herein called the BEAL project. In exchange for this option, BEAL paid USD$100 to the Company.  To maintain and exercise the option, BEAL was required to incur USD$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend USD$50,000 each year for each retained prospecting licence.  In addition, BEAL must make USD$40,000 annual payments to the Company for each retained prospecting licences in December 2006 and subsequent years.

Within thirty days after commercial production, BEAL must pay the Company USD$1,000,000 and an additional USD$1,000,000 on each of the next two years.  BEAL will also pay the owner of the licence 1.5% of net smelter returns.

The Company has received from BEAL notices of relinquishment for all rights, titles, and interests in all but two prospecting licenses included in the Option Agreement, which are located at Itetemia.

3.	Mineral properties and deferred exploration costs (continued):
(l)	Option Agreement with MDN:

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles, and interests of the Company in certain prospecting licences.  The prospecting licences under option to MDN are located at Biharamulo and Tulawaka.  To maintain and exercise the option, MDN has made annual payments for each retained prospecting licence, incurred minimum exploration and development expenditures and certain drilling requirements undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2009.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.  On November 11, 2009, the Company was advised by MDN that a feasibility study and production decision would not be made by December 31, 2009.  In consideration for a second extension of the feasibility study and production decision date to December 31, 2010, MDN issued 125,000 common shares of MDN to the Company.

These 125,000 shares were issued to the Company on November 17, 2009 at a cost basis of $73,750.  The Company designed the short term investment as held-for-trading.  On May 31, 2010, the Company sold 10,000 of these shares for proceeds of $4,100 and recognized a loss of $1,800.  On June 1, 2010, the Company sold 10,000 of the shares for proceeds of $4,300 and recognized a loss of $1,600.  As at November 30, 2010 the remaining 105,000 shares had a fair value of $52,500.  The Company recorded a gain of $12,075 during the period.

(m)	Option Agreement with Kazakh Africa Mining Ltd. (Kazakh):

In January 2009, the Company signed an Option and Royalty Agreement with Kazakh over the Company's Mwadui Project area diamond prospecting licenses and applications located in the Lake Victoria Greenstone Belt of Tanzania.  Kazakh has the option to acquire a 100% interest in the licenses by fulfilling various option payments over a 72-month period, whereby the Company will then receive a gross overriding royalty of 1.5% on all diamonds sold, and a net smelter returns royalty of up to 2% on any other minerals produced.

(n)	Option Agreement with Songshan Mining Co. Ltd., a corporation based in the People's Republic of China (Songshan):

On February 25, 2009, the Company entered into an Option and Royalty Option Agreement with Songshan, granting Songshan an option to acquire a 100% interest in the Company's 26 Kabanga nickel licenses and applications located in northwestem Tanzania, by completing certain exploration work over a period of three years, and then making a production decision, subject to a 3% net smeller royalty reserved in favor of the Company.  In January 2010, Jinchuan Mining, a Chinese metals company, concluded an agreement with Songshan to participate in the exploration and development of the Kabanga nickel properties.  Jinchuan Mining has agreed to act as operator and hold complete financial responsibility for all exploration activities on the nickel exploration licences.

(o)	Option Agreement with Joseph Magunila and Partners (JMP):

In February 2010, the Company entered into an Option and Royalty Agreement with JMP over an area in the Kahama District of the Shinyanga Region in Tanzania 100% owned by JMP.  The agreement grants the Company an option to acquire up to 90% of JMP's interest and/or, at the sole discretion of the Company in licenses surrounding the Lunguya and Kahama properties, to enter into a mining and exploration services agreement with the remuneration, or royalty system, which will have the same monetary effect of a 90% interest.   The Company paid US$90,000 for this option.

4.

Share Capital

Authorized:

The Company's Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.  As of November 24, 2010 the Board resolved that the Company authorize for issuance up to a maximum of 99,000,000 common shares, subject to further resolutions of the Company's board of directors.

	Number of Shares	Amount ($)
Balance, August 31, 2010	91,415,459	72,855,310
Issued for private placements, net	1,783,306	9,841,601
Issued pursuant to share subscription agreements	144,430	800,000
Issued pursuant to Restricted Share Unit Plan	15,157	68,752

Balance, November 30, 2010	93,358,352	83,565,663

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Chairman and CEO for 144,430 common shares at a price of $5.539 per share.

On November 5, 2010 the Company completed $4,841,600 private placements with arm's length third parties for an aggregate 800,000 common shares at the price of $6.052 per share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder's fee payable in 64,000 common shares at the subscription price of $6.052 per share to arm's length third parties.

On November 23, 2010 the Company completed a $5,000,000 private placement with an arm's length third party for 851,209 common shares at the price of $5.874 per share and 212,802 common share purchase warrants exercisable at the price of $7.05 per share and expiring on November 9, 2012.  In addition, the company paid a finder's fee payable in 68,097 common shares at the subscription price of $5.874 per share to arm's length third parties.

5.

Convertible Debt

On September 23, 2010 the Company completed a private placement with an arm's length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share.

On October 4, 2010 the Company completed a private placement with arm's length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.

6.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company's and its affiliates' abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 Shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

The Board of Directors implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director's annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2010 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required 2/3 shall be increased by 20%.

Of the 700,000 shares authorized for issuance under the Plan, 327,936 shares have been issued as at November 30, 2010.

For the three month period ended November 30, 2010, stock-based compensation expense related to the issue of restricted stock was $87,980 (2009 -$75,264).

7.

Transactions with Related Parties

During the three months ended November 30, 2010, $103,230 was paid or payable by the Company to directors for professional fees. Directors were paid $  4,348 in cash and $98,882 in non cash equivalent RSU during the three month period ended November 30, 2010 compared to $31,198 and $85,555, respectively during the three month period ended November 30, 2009. The company engages a legal firm for professional services in which one of the Company's directors is a partner.  During the three months ended November 30, 2010, the legal expense charged by this firm was $114,065 (2009 - $49,954).  In addition, during the three months ended November 30, 2010 $46,041 (2009 - $52,119) was paid to certain members of the Company's Technical Committee.

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Chairman and CEO for 144,430 common shares at a price of $5.539 per share.

At November 30, 2010, the Company has a payable of $16,282 to Mr. James E. Sinclair, the Company's Chairman and CEO.

8.

Subsequent Events

On December 21, 2010 the Company announced it was the successful bidder for the Buckreef Gold Mine Redevelopment Project and has joined forces with State Mining Corporation (“Stamico”) to develop the advanced stage Buckreef Mine Project in Tanzania.  Under the binding heads of agreement with Stamico, the Company will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the balance.  A definitive joint venture agreement governing ownership and management of the Buckreef properties is expected to be signed in due course.

On December 22, 2010 the Company entered into a Subscription Agreement for a private placement with an arm's length third party for 690,150 common shares at the price of $5.867 per share and 172,538 common share purchase warrants exercisable at the price of $6.903 per share exercisable at any time prior to the second anniversary date of the Agreement.  In addition, the Company will pay a finder's fee payable in 58,663 common shares at the subscription price of $5.867 per share to an arm's length third party.   The private placement is subject to regulatory approval.

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Management's Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three months ended November 30, 2010

(in Canadian dollars)

The Management's Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited Consolidated Financial Statements for the years ended August 31, 2010, 2009 and 2008.

The financial information in the MD&A is derived from the Company's Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described.  The effective date of this MD&A is January 14, 2010.

Overall Performance

As of November 30, 2010 the Company had current assets of $11,101,000 as compared to $1,735,000 on August 31, 2010.  Deferred exploration costs amounted to $31,113,000 at November 30, 2010.

The Company has issued common shares during the three month period ended November 30, 2010 in the amount of $9,841,601 (1,783,306 shares) and $2,060,000 through issuances of convertible debt.

Selected Financial Information

	As at and for the year ended Aug 31, 2010	As at and for the year ended Aug 31, 2009	As at and for the three months ended Nov 30, 2010	As at and for the three months ended Nov 30, 2009
Total Revenues	$0	$0	$0	$0
Net Loss for the period	($3,427,655)	($4,731,836)	($1,209,864)	($804,117)
Basic and diluted loss per share	($0.04)	($0.05)	($0.013)	($0.008)
Total assets	$32,783,560	$29,285,205	$43,414,236	$29,132,204
Total long term financial liabilities	$1,841,226	$0	$3,848,128	$0
Cash dividends declared per share	$0	$0	$0	$0

Results of Operations

The loss for the three month period ended November 30, 2010 was $1,209,864 compared to $804,117 for the comparable period in 2009.  The increase in the loss of $405,746 is largely due to the increase in exploration expense of $544,890 in the mineral properties.

Stock based compensation expense increased by $35,819 during the three month period ended November 30, 2010 due to early vesting of restricted stock units to one employee.

Mineral properties and exploration expenses were $1,163,486 for the three months ended November 30, 2010, an increase of $544,890 compared to the three months ended November 30, 2009.  There was a small write off of $6,311 taken during the three month period ended November 30, 2010 for fees paid related to previously abandoned licenses.

Professional fees increased from $93,994 for the three month period ending November 30, 2009 to $193,396 for the same three month period ending November 30, 2010.  During the first quarter of 2010, there was an increase in legal fees paid in relation to convertible debt and private placements issued.

Interest accretion expense related to convertible debt was $44,002 during the three month period ended November 30, 2010.  There was no convertible debt outstanding for the three month period ended November 30, 2009.

Due to the increased activities in drilling and bulk sampling, capital equipment investment and personnel increased significantly in Tanzania.  The amortization expense for the first quarter 2010 was $72,351 as compared to $28,574 for the same quarter in 2009.  Similarly, salaries and benefit expense increased by $53,448 from $252,280 in 2009 to $305,728 in 2010.

During September and October 2010, the Company hosted meetings for shareholders in the project areas. The Company's Chairman and company personnel travelled to the project areas resulting in increased travel expenses from $15,570 to $49,314 during the three month period ended November 30, 2009 and 2010, respectively.

Summary of Quarterly Results (unaudited)

	2010 November 30	2010 August 31	2010 May 31	2010 February 28	2009 November 30	2009 August 31	2009 May 31	2009 February 29
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($1,209,864)	($807,927)	($934,445)	($881,166)	($804,117)	($505,397)	($2,712,395)	($919,131)
Basic and diluted loss per share	($0.013)	($0.011)	($0.011)	($0.009)	($0.009)	($0.006)	($0.030)	($0.010)

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding.

As of November 30, 2010 the Company's working capital position was $10,672,000 as compared to $1,114,000 on August 31, 2010.  As the Company's mineral properties advance under various exploration agreements, option payments could increasingly play a role in funding exploration activities.

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company's concessions are located in Tanzania.

Some of the Company's mineral properties are being acquired over time by way of option payments.  It is at the Company's option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$703,500	$372,500	$286,000	$45,000	$Nil

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Chairman and CEO for 144,430 common shares at a price of $5.539 per share.

On November 5, 2010 the Company completed $4,841,600 private placements with arm's length third parties for an aggregate 800,000 common shares at the price of $6.052 per share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder's fee payable in 64,000 common shares at the subscription price of $6.052 per share to arm's length third parties.

On November 23, 2010 the Company completed a $5,000,000 private placement with an arm's length third party for 851,209 common shares at the price of $5.874 per share and 212,802 common share purchase warrants exercisable at the price of $7.05 per share and expiring on November 9, 2012.  In addition, the company paid a finder's fee payable in 68,097 common shares at the subscription price of $5.874 per share to arm's length third parties.

Convertible Debt

On September 23, 2010 the Company completed a private placement with an arm's length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share.

On October 4, 2010 the Company completed a private placement with arm's length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.

Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related Parties

During the three months ended November 30, 2010, $103,230 was paid or payable by the Company to directors for professional fees. Directors were paid $  4,348 in cash and $98,882 in non cash equivalent RSUs during the three month period ended November 30, 2010 compared to $31,198 and $85,555 respectively, during the three month period ended November 30, 2009. The company engages a legal firm for professional services in which one of the Company's directors is a partner.  During the three months ended November 30, 2010, the legal expense charged by this firm was $114,065 (2009 - $49,954).  In addition, during the three months ended November 30, 2010 $46,041 (2009 - $52,119) was paid to certain members of the Company's Technical Committee.

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Chairman and CEO for 144,430 common shares at a price of $5.539 per share.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company's and its affiliates' abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 Shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

The Board of Directors implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director's annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2010 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required 2/3 shall be increased by 20%.

Of the 700,000 shares authorized for issuance under the Plan, 327,936 shares have been issued as at November 30, 2010.

For the three month period ended November 30, 2010, stock-based compensation expense related to the issue of restricted stock was $87,980 (2009 -$75,264).

Changes in Accounting Policies including Initial Adoption

Future Canadian accounting standards:

(i)

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will therefore adopt IFRS for its August 2012 year end.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  The impact of the new standards on the Company's financial statements is currently being evaluated by management.

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impact on the Company's financial statements has been done on a high level basis.

For mineral properties, Canadian GAAP requires acquisition costs to be capitalized and allows exploration costs to be expensed or capitalized.  IFRS allows for the same treatment but the exploration costs need to be classified as either tangible or intangible assets.

Under Canadian GAAP, fair value of stock options are allowed to be recognized under either graded or straight-line method.  IFRS requires that graded vesting be used with each instalment accounted for as a separate arrangement. Currently, the Company does not have any stock options but grants Restricted Stock Units (RSUs) which has similar features.  The impact of IFRS on RSUs needs to be further investigated by the Company.

Critical Accounting Estimates

The Company's most critical accounting estimate relates to the write-off of exploration licenses and associated costs.  The Company has not recorded a write-down of mineral properties abandoned during the period ended November 30, 2010.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 93,358,352 common shares outstanding and a total of 327,936 RSU shares have been issued.

Subsequent Events

On December 21, 2010 the Company announced it was the successful bidder for the Buckreef Gold Mine Redevelopment Project and has joined forces with State Mining Corporation (“Stamico”) to develop the advanced stage Buckreef Mine Project in Tanzania.  Under the binding heads of agreement with Stamico, the Company will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the balance.  A definitive joint venture agreement governing ownership and management of the Buckreef properties is expected to be signed in due course.

On December 22, 2010 the Company entered into a Subscription Agreement for a private placement with an arm's length third party for 690,150 common shares at the price of $5.867 per share and 172,538 common share purchase warrants exercisable at the price of $6.903 per share exercisable at any time prior to the second anniversary date of the Agreement.  In addition, the Company will pay a finder's fee payable in 58,663 common shares at the subscription price of $5.867 per share to an arm's length third party.   The private placement is subject to regulatory approval.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under the capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company's financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant effect on the Company's financial position or profitability.

Exploration Summary

Kigosi Project

Activity in the principal discovery area at Kigosi shifted from rotary drilling to bulk sampling in 2010.  In order to establish the most efficient method of extracting gold from the surface gravels in the Luhwaika area on the Kigosi property, a modular type gravity recovery plant was brought into the site.

A series of shallow pits were dug to evaluate the gold content in overburden, gravels, and the underlying saprolite (chemically weathered rock). Work crews usually attempted to extract a minimum 80 tonne sample from the pits which was considered representative for evaluation purposes

Recent test results show that the majority of the gold in the Luhwaika gravels is associated with quartz boulders and pebbles which has proved to be the largest size fraction in the gravel material. Preliminary metallurgical test results show high gold recoveries from these in-situ quartz rubble-beds; and a further improvement in recoveries is expected this year with the addition of two new crushing units.  The crusher additions will also allow for higher bulk sampling rates and a more rapid assessment of potential gravel resources.

Msonga Area

Reverse Circulation (RC) drilling continued throughout the year in the Msonga area (on the north side of the Kigosi Project), with a specific emphasis on a large soil anomaly that is known to host auriferous (gold-bearing) reef zones. In-fill drilling is planned in 2011 to better establish grade tenors, tonnages for resource modeling purposes, as well as a substantial gravel deposit.

Lunguya Project Area

In November, Tanzanian Royalty announced positive results from laboratory test work on surface gravels collected from its Lunguya Primary Mining Licenses (PMLs) in northern Tanzania. These licenses were acquired in 2009 and are associated with the Company's Lunguya Gold Project which is situated within the Kahama District of Tanzania.

The laboratory test work was intended to establish the mineralogical (physical) characteristics of gold contained within an extensive auriferous (gold bearing) quartz rubble bed identified at Lunguya, along with suitable gravity-based recovery methods to extract gold from the gravels which are essentially broken and fractured surface rock.

Chemical analysis of sample material returned values of 3.58g/t, 5.75g/t, 2.33g/t and 3.31g/t, giving an average "head grade" for gold of 3.74g/t. (The "head grade" refers to the average grade of the material submitted for processing and analysis).

The Company's immediate plans are to conduct further detailed evaluation of this quartz rubble zone through close-spaced pitting and trenching (bulk sampling) and Reverse Circulation (RC) drilling for reef and resource definition purposes.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk and regulatory risk.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company's management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2010.  In making this assessment, the Company's management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board's Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of August 31, 2010:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting.  This control deficiency resulted in audit adjustments to inventory, foreign exchange gain, convertible debt, contributed surplus and equity which were corrected in the financial statements prior to issuance.

In order to mitigate the reasonable possibility, resulting from this material weakness, that a material misstatement of the financial statements would not be prevented or detected in the future, management's remediation plan includes continuing to obtain expert advice to assist with the accounting for complex matters and continuing to review the assignment of responsibilities to address, where practicable, any segregation of duties concerns.

KPMG LLP, an independent registered public accounting firm that audited the annual financial statements for the period August 31, 2010, 2009 and 2008, also performed an audit of internal control over financial reporting as of August 31, 2010.

Changes in Internal Controls over Financial Reporting

During the three month period ended November 30, 2010 there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure and determined that, as a result of the material weakness in internal control over financial reporting described above, as of November 30, 2010 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it and can be located while additional information will be available on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2

Certification of interim filings - full certificate

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended November 30, 2010.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework:  The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c)

the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on September 1, 2010 and ended on November 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date:  January 14, 2011

“Regina Kuo-Lee”

Regina Kuo-Lee

Chief Financial Officer

Form 52-109F2

Certification of interim filings - full certificate

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended November 30, 2010.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

6.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

7.

Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

8.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework:  The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c)

the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on September 1, 2010 and ended on November 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date:  January 14, 2011

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer